FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of March 31, 2007 together with Independent Auditors´ Limited Review Report

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

ASSETS	03-31-2007	12-31-2006
A. CASH AND DUE FROM BANKS
Cash	570,624	559,613
Due from banks and correspondents	1,872,251	1,974,445

	2,442,875	2,534,058

B. GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	—,—	308,976
Holdings for trading or financial transactions (Exhibit A)	140,897	102,726
Unlisted Government Securities (Exhibit A)	881,569	843,792
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	3,178,949	1,702,817
Investments in listed private securities (Exhibit A)	190	30
Less: Allowances (Exhibit J)	15,139	15,139

	4,186,466	2,943,202

C. LOANS
To government sector (Exhibits B, C and D)	1,508,122	2,118,381
To financial sector (Exhibits B, C and D)	434,798	429,893
To non financial private sector and residents abroad (Exhibits B, C and D)	6,268,055	6,277,489

Overdraft	1,194,579	1,469,371
Discounted instruments	832,855	793,195
Real estate mortgage	513,405	460,559
Collateral Loans	9,511	10,300
Consumer	789,168	689,019
Credit cards	553,122	526,416
Other (Note 5 a.)	2,315,775	2,270,384
Interest and listed-price differences accrued and pending collection	65,685	63,788
Less: Interest documented together with main obligation	6,045	5,543
Less: Difference arising from purchase of portfolio	91	90
Less: Allowances (Exhibit J)	169,756	165,842

	8,041,128	8,659,831

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	433,235	423,032
Amounts receivable for spot and forward sales to be settled	98,780	33,626
Instruments to be received for spot and forward purchases to be settled	110,281	333,610
Unlisted corporate bonds (Exhibits B, C and D)	59,540	58,684
Non-deliverable forward transactions balances to be settled	417	1,052
Other receivables not covered by debtor classification regulations	19,188	18,066
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	30,009	26,654
Interest accrued and pending collection not covered by debtor classification regulations	11,384	6,973
Less: Allowances (Exhibit J)	1,212	996

	761,622	900,701

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	248,531	231,503
Less: Allowances (Exhibit J)	3,561	3,369

	244,970	228,134

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	28,523	27,685
Other (Note 5.b.) (Exhibit E)	387,850	367,456
Less: Allowances (Exhibit J)	3,084	3,053

	413,289	392,088

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	108	129
Other (Note 5.c.)	227,435	474,285
Tax on minimum presumed income – Tax Credit	118,746	118,746
Other accrued interest receivable	1	1
Less: Allowances (Exhibit J)	84,947	361,062

	261,343	232,099

H. PREMISES AND EQUIPMENT (Exhibit F)	370,864	367,315

I. OTHER ASSETS (Exhibit F)	33,361	34,359

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	17,172	18,829
Organization and development expenses	300,543	356,726

	317,715	375,555

K. SUSPENSE ITEMS	2,073	12,980

TOTAL ASSETS	17,075,706	16,680,322

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

LIABILITIES	03-31-2007	12-31-2006
L. DEPOSITS (Exhibits H and I)
Government sector	75,496	73,150
Financial sector	157,835	156,412
Non financial private sector and residents abroad	13,295,611	12,419,328

Checking accounts	2,465,434	2,236,053
Savings deposits	3,570,939	3,415,210
Time deposits	6,631,073	6,060,375
Investments accounts	14,631	144,286
Other	492,167	453,849
Interest and listed-price differences accrued payable	121,367	109,555

	13,528,942	12,648,890

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	1,868	1,761

Other	1,868	1,761
Banks and International Institutions (Exhibit I)	193,631	178,943
Non-subordinated corporate bonds (Exhibit I)	—,—	248,638
Amounts payable for spot and forward purchases to be settled	59,244	302,591
Instruments to be delivered for spot and forward sales to be settled	149,947	34,264
Financing received from Argentine financial institutions (Exhibit I)	89,186	233,332
Non-deliverable forward transactions balances to be settled	239	206
Other (note 5.d.) (Exhibit I)	418,482	470,419
Interest and listed-price differences accrued payable (Exhibit I)	2,129	6,436

	914,726	1,476,590

N. OTHER LIABILITIES
Other (Note 5.e.)	162,276	203,823

	162,276	203,823

O. ALLOWANCES (Exhibit J)	442,978	392,478

P. SUSPENSE ITEMS	3,760	3,957

TOTAL LIABILITIES	15,052,682	14,725,738

STOCKHOLDERS’ EQUITY (as per the related statements of changes in stockholders’ equity)	2,023,024	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	17,075,706	16,680,322

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	03-31-2007	12-31-2006
DEBIT ACCOUNTS
Contingent
– Guarantees received	2,892,623	3,456,411
– Contra contingent debit accounts	374,021	345,094

	3,266,644	3,801,505

Control
– Receivables classified as irrecoverable	313,685	332,529
– Other (Note 5.f.)	31,789,644	29,547,920
– Contra control debit accounts	301,647	287,247

	32,404,976	30,167,696

Derivatives
– “Notional” amount of non-deliverable forward transactions	731,535	387,777
– Interest rate SWAP	72,000	30,000
– Contra debit derivatives accounts	719,553	283,243

	1,523,088	701,020

For trustee activities
– Funds in trust	5,334	17,522

	5,334	17,522

TOTAL	37,200,042	34,687,743

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	19,449	13,695
– Guarantees provided to the BCRA	53,456	52,743
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	180,066	169,825
– Other guarantees given non covered by debtor classification regulations	8,337	8,254
– Other covered by debtor classification regulations (Exhibits B, C and D)	112,713	100,577
– Contra contingent credit accounts	2,892,623	3,456,411

	3,266,644	3,801,505

Control
– Items to be credited	247,196	228,192
– Other	54,451	59,055
– Contra control credit accounts	32,103,329	29,880,449

	32,404,976	30,167,696

Derivatives
– “Notional” amount of non-deliverable forward transactions	719,553	283,243
– Contra debit derivatives accounts	803,535	417,777

	1,523,088	701,020

For trustee activities
– Contra credit accounts for trustee activities	5,334	17,522

	5,334	17,522

TOTAL	37,200,042	34,687,743

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	03-31-2007	03-31-2006
A. FINANCIAL INCOME
Interest on cash and due from banks	4,739	7,091
Interest on loans to the financial sector	12,684	4,798
Interest on overdraft	32,304	17,934
Interest on discounted instruments	18,400	9,697
Interest on real estate mortgage	13,182	10,584
Interest on collateral loans	292	290
Interest on credit card loans	11,635	5,667
Interest on other loans	65,107	40,793
Interest on other receivables from financial transactions	5,694	4,683
Income from secured loans - Decree 1387/01	54,977	66,043
Net income from government and private securities	108,861	94,533
Indexation by benchmark stabilization coefficient (CER)	76,064	130,586
Other	46,212	27,492

	450,151	420,191

B. FINANCIAL EXPENSE
Interest on checking accounts	6,815	7,793
Interest on savings deposits	1,529	1,106
Interest on time deposits	105,384	58,900
Interest on financing to the financial sector	537	126
Interest on other liabilities from financial transactions	7,937	9,281
Other interest	3,967	4,785
Indexation by CER	20,211	46,999
Other	14,309	10,173

	160,689	139,163

GROSS INTERMEDIATION MARGIN – GAIN	289,462	281,028

C. ALLOWANCES FOR LOAN LOSSES	9,379	16,377

D. SERVICE CHARGE INCOME
Related to lending transactions	31,805	21,426
Related to liability transactions	73,499	54,012
Other commissions	10,704	8,926
Other (Note 5.g.)	36,619	31,365

	152,627	115,729

E. SERVICE CHARGE EXPENSE
Commissions	23,093	17,648
Other (Note 5.h.)	8,051	5,524

	31,144	23,172

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2007	03-31-2006
F. ADMINISTRATIVE EXPENSES
Payroll expenses	103,340	87,661
Fees to Bank Directors and Statutory Auditors	86	60
Other professional fees	5,817	4,566
Advertising and publicity	11,019	10,801
Taxes	5,882	4,984
Other operating expenses (Note 5.i.)	39,864	35,710
Other	17,281	10,750

	183,289	154,532

NET GAIN FROM FINANCIAL TRANSACTIONS	218,277	202,676

G. OTHER INCOME
Income from long-term investments	21,206	10,899
Punitive interests	169	88
Loans recovered and reversals of allowances	315,250	12,314
Other (Note 5.j.)	24,624	61,333

	361,249	84,634

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	6	12
Charge for uncollectibility of other receivables and other allowances	140,128	178,538
Amortization of difference arising from judicial resolutions	61,375	56,097
Other	309,577	12,121

	511,086	246,768

NET INCOME FOR THE PERIOD	68,440	40,542

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

2007					2006
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	465,317	529,795	1,954,584	1,801,547

2. Subtotal	471,361	175,132	312,979	465,317	529,795	1,954,584	1,801,547
3. Net income for the period	—,—	—,—	—,—	—,—	68,440	68,440	40,542

4. Balance at the end of the period	471,361	175,132	312,979	465,317	598,235	2,023,024	1,842,089

(1)	Adjustments to stockholders’equity refer to Adjustment to Capital Stock.

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS

ENDED MARCH 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	03-31-2007	03-31-2006
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	2,534,058	1,594,550
(Decrease) / Increase in cash and due from banks	(91,183)	661,164

Cash and due from banks at end of the period	2,442,875	2,255,714

REASONS FOR CHANGES IN CASH
Financial income collected	575,408	529,443
Service charge income collected	152,649	115,577
Less:
Financial expenses paid	138,517	98,035
Service charge expenses paid	31,144	23,172
Operating expenses paid	216,328	174,647

FUNDS PROVIDED BY ORDINARY OPERATIONS	339,068	349,166

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	867,529	573,283
Net increase in other liabilities from financial transactions (*)	219,269	—,—
Net decrease in loans (**)	350,762	—,—
Net decrease in other receivables from financial transactions (**)	739,798	26,326
Other sources of funds (**)	40,305	11,966

TOTAL OF SOURCES OF FUNDS	2,217,663	611,575

USE OF FUNDS
Net increase in government and private securities (**)	1,134,403	151,885
Net increase in loans (**)	—,—	47,878
Net increase in other assets (**)	72,211	42,163
Net decrease in other liabilities from financial transactions (*)	1,133,856	22,127
Net decrease in other liabilities (*)	—,—	27,295
Other uses of funds (*)	307,444	8,229

TOTAL USES OF FUNDS	2,647,914	299,577

(DECREASE) / INCREASE IN FUNDS	(91,183)	661,164

(*) Includes variations originated in financing activities.	(354,502)	515,632
(**)Includes variations originated in investing activities.	(75,749)	(203,634)

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2007, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2006, AND

THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH

FLOWS AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 232-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of March 31, 2007.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 1999:				209,631
08-07-2002	02-06-2003	(1)	158,497	368,128(2)
04-22-2004	01-25-2005	(1)	103,233	471,361(2)

(1)	Through public subscription of shares.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2006, while the Statements of Income, of Changes in Stockholders’ Equity and of Cash Flows show comparative information as of March 31, 2006.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2007 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

As of December 31, 2006:

•

Discount Bonds: they were recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

As of December 31, 2006, the Entity set up allowances (see Allowances for Other Contingencies in Exhibit J) to cover the difference between the amounts recorded as described above and the market value.

These holdings were sold during the current year.

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

They were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of the date they were received. The Bank subscribed Boden 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

These holdings were sold during the current year.

•

Holdings for trading or financial transactions and instruments issued by the BCRA: they were valued based on current listed prices for each security as of March 31, 2007 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness. As of March 31, 2007 and the end of the previous fiscal year these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

Investments in listed private securities:

•

Equity and debt instruments: they were valued based on current listed prices as of March 31, 2007 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of March 31, 2007 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of March 31, 2007 and the end of the previous fiscal year was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 4,84% and 5% respectively, in accordance with the provisions of the abovementioned Communication for March, 2007 and December 2006.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $ 1.40 per dollar plus CER plus interest accrued through the end of each fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2007 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on March 31, 2007 and the end of the previous fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2006 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions to be settled:

•

In foreign currency: as of March 31, 2007 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2007 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2007 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of March 31, 2007 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) is amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of March 31, 2007 and the end of the previous fiscal year, BF recorded assets amounting to 286,488 and 343,450, respectively to reflect the above items (after deduction of accumulated amortization for 877,478 and 816,103 respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In its decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986" dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, provided that the latter’s decision had not been appealed by the plaintiff. In addition, it has been established that the amounts withdrawn from the bank in the framework of court rulings or out-of-court arrangements shall be considered to be advanced payments with no specifications about adjustment modalities in that respect. As regards court costs, they are to be borne as incurred by each party in that stage of the proceedings. After such decision was rendered, judgments have been applying this legal precedent and they hold that court costs are to be borne as incurred by each party at all stages of the proceedings. As of March 31, 2007, the end of the previous fiscal year, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions:

Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of fixed and floating interest rate differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at period/year-end as applied to stated notional amounts.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2007 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions’ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•

As of March 31, 2007 and 2006, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of March 31, 2007 and 2006, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	03/31/2007	03/31/2006
Net income for the period	68,440	40,542
Earning per share for the period	0.15	0.08

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At March 31, 2007 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 1,508,122 and 2,117,873, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at March 31, 2007 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, as of March 31, 2007 and the end of the previous fiscal year, the book value of these assets does not exceed their reasonable realization value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of March 31, 2007 and the end of the previous fiscal year, the Bank records assets amounting to 286,488 and 343,450 (whose original values had been 1,163,966 and 1,159,553) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication "A" 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 64,000 and 337,000 as of March 31, 2007 and the end of the previous fiscal year, respectively, should be recovered.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2007 and at the end of the prior fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2007 and at the end of the prior fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 64,000 and 337,000, respectively. Such amounts are made up as follows:

	2007	2006
Deferred tax assets	657,000	774,000
Deferred tax liabilities	(593,000)	(437,000)

Net deferred assets	64,000	337,000
Allowance	(64,000)	(337,000)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of March 31, 2007 the Bank recorded the above asset in an amount of 161,245 (118,746 in the line Tax on minimum presumed income – Tax Credit and 42,499 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2006, the Bank recorded the above asset in an amount of 152,746 (118,746 in the line Tax on minimum presumed income – Tax credit and 34,000 in the line Others – Tax Advance under Other Receivables).

4.3.	Other tax issues

The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2007	12-31-2006
a) LOANS
Loans granted to pre-finance and finance exports	1,222,185	1,109,307
Fixed-rate financial loans	1,003,089	926,097
Other	90,501	234,980

Total	2,315,775	2,270,384

b) INVESTMENTS IN OTHER COMPANIES
In other non-controlled companies- unlisted	29,431	27,586
In controlled companies -supplementary activities	345,456	327,431
In non-controlled companies-supplementary activities	9,840	9,349
Other- unlisted	3,123	3,090

Total	387,850	367,456

c) OTHER RECEIVABLES
Prepayments	37,711	21,107
Guarantee deposits	30,422	26,735
Miscellaneous receivables	47,354	48,629
Tax prepayments (1)	107,874	372,364
Other	4,074	5,450

Total	227,435	474,285

(1)	As of March 31, 2007 and at the end of the prior fiscal year, it includes the deferred tax asset for 64,000 and 337,000 respectively (see note 4.1).

	03-31-2007	12-31-2006
d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Correspondents – our account	5,761	23,746
Collections and other operations for the account of third parties	17,702	29,815
Other withholdings and collections at source	62,688	57,460
Accounts payable for consumption	91,191	108,636
Money orders payable	196,151	203,635
Other	44,989	47,127

Total	418,482	470,419

e) OTHER LIABILITIES
Accrued salaries and payroll taxes	81,121	126,379
Accrued taxes	31,807	32,503
Miscellaneous payables	47,566	44,337
Other	1,082	604

Total	162,276	203,823

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Items in safekeeping	30,541,387	28,328,461
Collections items	488,434	512,838
Checks drawn on the Bank pending clearing	213,799	157,409
Checks not yet credited	517,093	521,952
Other	28,931	27,260

Total	31,789,644	29,547,920

	03-31-2007	12-31-2006
g) SERVICE CHARGE INCOME
Rental of safe-deposit boxes	3,952	3,278
Commissions for capital market transactions	1,388	3,824
Commissions for salary payment	1,704	1,098
Commissions for trust management	314	701
Commissions for hiring of insurances	12,314	8,242
Commissions for transportations of values	2,122	2,813
Commissions for loans and guarantees	6,062	3,284
Other	8,763	8,125

Total	36,619	31,365

	03-31-2007	03-31-2006
h) SERVICE CHARGE EXPENSE
Turn-over tax	5,650	4,550
Other	2,401	974

Total	8,051	5,524

i) ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES
Rent	11,028	9,943
Depreciations of premises and equipment	7,363	6,797
Amortizations of organization and development expenses	1,156	1,533
Electric power and communications	4,994	4,511
Maintenance, conservation and repair expenses	7,032	6,213
Security services	5,236	4,439
Other	3,055	2,274

Total	39,864	35,710

j) OTHER INCOME
Deferred income tax (1)	20,000	58,000
Other	4,624	3,333

Total	24,624	61,333

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

k) OTHER EXPENSE
Deferred tax	293,000	—,—
Tax on bank transfers	7,512	5,721
Other	9,065	6,400

Total	309,577	12,121

6	RESTRICTIONS ON ASSETS

As of March 31, 2007, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 52,203 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,241 to secure debts with the Argentine Central Bank.

7	CONTINGENTS

EXPORT TAX REBATES

On December 17, 1996, the ex-Banco de Crédito Argentino S.A. was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion“, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2007 and at the end of the prior fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2007	2006	2007	2006	2007	2006
BBVA S.A.	2,252	2,351	356	—,—	27,515	1,276
Francés Valores Sociedad de Bolsa S.A.	1,822	1,203	1,767	2,914	4,893	5,276
Consolidar A.R.T. S.A.	24	33	6,098	20,231	361,383	344,167
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	60	41	12,304	10,141	57,841	67,067
Consolidar Cía. de Seguros de Retiro S.A.	65	77	120,849	119,865	412,524	365,505
Consolidar Cía. de Seguros de Vida S.A.	9	11	8,898	10,897	232,229	252,896
Atuel Fideicomisos S.A.	—,—	—,—	4,281	3,630	139	654
BBVA Consolidar Seguros S.A.	2	4	2,833	3,801	53,465	58,031
PSA Finance Argentina Cía Financiera S.A.	78,686	75,657	109	310	—,—	—,—
Rombo Cía. Financiera S.A.	137,177	130,643	146	1,014	47,000	30,000
Francés Administradora de Inversiones S.A.	450	158	—,—	1	15,619	13,235
Consolidar Comercializadora S.A.	—,—	—,—	3,239	6,182	2,605	3,044
Inversora Otar S.A.	3,191	3,093	313	372	565,574	439,602

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.3117% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA's Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2007, total estimated corpus assets of Diagonal Trust amount to 5,308, considering its recoverable values and those of Inmobal Nutrer Trust amount to 26. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2.	Non Financial Trusts

BF acts as trustee in 58 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 1,372 million and 1,220 million as of March 31, 2007 and at the end of the previous fiscal year, respectively, consist of cash, creditors' rights, real estate and shares.

11	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On March 15, 2007, the Bank paid the redemption price of Negotiable Obligations Class 15 maturing in 2008, which were issued for an aggregate principal amount of US$ 121,504,050.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank's subsidiaries or related companies.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. In May 2005 was recorded a liability in the account Financing received from Argentine financial institutions under the caption Other Liabilities from Financial Transactions. As of December 31, 2006, amounting to US Dollars thousand 25,604, this being the estimated liability by the Bank in the filing mentioned above. This effect was compensated under the terms of the compensation mechanism for financial institutions during October 2006, with Boden 2012 having been subscribed for a nominal value of US Dollars 50,288.

In November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund.

On April 13, 2007, the Trust Fund accepted the proposal of settlement for the amount of thousand Pesos 88,462, and accordingly the Bank transferred the funds for the purpose of fully and totally repaying the debt as of April 20, 2007.

13	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2007:

a)	Interest rate swaps for 47,000 (Fixed Rate versus Badlar) and 25,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued as described in note 2.3.n.1.), resulting in a gain of 163 at the end of the period.

At the end of the period, these transactions were recorded for 72,000 under “Memorandum Accounts - Debit accounts - Derivatives - Interest rate swaps”.

b)	Forward transactions in foreign currency payable in Pesos without delivery of the underlying asset, maturing within a period not exceeding 1 year, for 731,535 and 719,553, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions, respectively.

These transactions have been valued as described in note 2.3.n.2.), with a fair value of 303 (gain) at the end of the period.

II.	Transactions as of December 31, 2006:

a)	Interest rate swaps for 30,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued as described in note 2.3.n.), resulting in a gain of 6 at year-end.

At the end of the previous fiscal year, these transactions were recorded for 30,000 under “Memorandum Accounts - Debit accounts - Derivatives - Interest rate swaps”.

b)	Forward transactions in foreign currency payable in Pesos without delivery of the underlying asset, maturing within a period not exceeding 1 year, for 387,777 and 283,243, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued as described in note 2.3.n.2.) to the financial statements as of March 31, 2007, with a fair value of 2,488 (gain) at year-end.

14	COMPLIANCE WITH CNV REQUIREMENTS

14.1	Compliance with the requirements to act as agent in the over-the-counter market

As of March 31, 2007, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

14.2	Investment Funds custodian

As of March 31, 2007 and at the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil”, administrated by Francés Administradora de Inversiones S.A.

Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 1,233,836 and 1,027,748 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds´ equities are as follows:

INVESTMENT FUNDS	EQUITIES
	March 31, 2007	December 31,2006
FBA Acciones Globales	64,119	61,275
FBA Total	11,137	12,403
FBA Renta	14,596	14,327
FBA Renta Pesos	264,747	262,251
FBA Renta Dólares	4,331	4,300
FBA Bonos	12,379	11,249
FBA Calificado	422,282	442,297
FBA Internacional	467	473
FBA Ahorro Dólares	12,750	12,615
FBA Renta Fija	19,431	19,713
FBA Ahorro Pesos	452,720	219,506
FBA Renta Premium	7,485	7,584
FBA Europa	2,644	2,257
FBA Horizonte	79,439	74,846
FBA EEUU	1,156	1,095
FBA Renta Corto Plazo	530	523
FBA Acciones Latinoamericanas	10,310	8,868
FBA Bonos Argentina	16,839	16,578
FBA Brasil	959	—
Total	1,398,321	1,172,160

15	RESTRICTION ON EARNINGS DISTRIBUTIONS

In accordance with Communication “A” 4589 of the Argentine Central Bank, issued on October 29, 2006, in order to calculate the balances of earnings available for distribution the Bank has to deduct, on an off-balance sheet basis, point 2.1 of said Communication, from the balance under Unappropriated earnings. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in Communication “A” 4589 for earnings distribution has been properly applied. On April 26, 2007, the Argentine Central Bank authorized 90,000 to cash dividends distribution.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007 approved the allocation of earnings as follows:

•	To Statutory Reserve: 82,064.

•	To cash dividends: 90,000.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Holding
Description	Market Value	Book balance as of 03-31-2007	Book balance as of 12-31-2006	Position Without Options	Final Position
GOVERNMENT SECURITIES
Holdings in investment accounts
In pesos

Subtotal in pesos		—,—	200,354	—,—	—,—

In foreign currency

Subtotal in foreign currency		—,—	108,622	—,—	—,—

Subtotal in Holdings in investment accounts		—,—	308,976	— -,—	—,—

Holdings for trading or financial transactions
Local
In pesos
Secured Bonds due 2018	91,068	91,068		91,056	91,056
Bocon PRO 12	30,117	30,117		(4,006)	(4,006)
Discount Bonds in pesos	16,207	16,207		—,—	—,—
Other	1,885	1,885		944	944

Subtotal in pesos		139,277	99,408	87,994	87,994

In foreign currency
Boden 2013	1,480	1,480		889	889
Other	140	140		21	21

Subtotal in foreign currency		1,620	3,318	910	910

Subtotal in Holdings for trading or financial Transactions		140,897	102,726	88,904	88,904

Unlisted government securities
Local
In pesos
Secured Bonds due 2020		881,569		881,569	881,569

Subtotal in pesos		881,569	843,792	881,569	881,569

Subtotal Unlisted government securities		881,569	843,792	881,569	881,569

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 03-31-2007	Book Balance as of 12-31-2006	Position without options	Final Position
Instruments issued by the BCRA
BCRA Bills
Listed
Own portfolio
Argentine Central Bank Bills due 07-11-07	922	922		922	922
Argentine Central Bank Bills due 07-25-07	838	838		838	838
Argentine Central Bank Bills due 08-08-07	523	523		523	523
Argentine Central Bank Bills due 08-15-07	483	483		483	483
Argentine Central Bank Bills due 09-05-07	481	481		481	481

Subtotal own portfolio		3,247	56,285	3,247	3,247

BCRA Notes
Listed
Own portfolio
Argentine Central Bank Bills (Badlar) due 12-19-07	22,486	22,486		22,486	22,486
Argentine Central Bank Bills (Badlar) due 08-06-08	38,865	38,865		38,865	38,865
Argentine Central Bank Bills (Badlar+2,5%) due 03-26-08	80,112	80,112		80,112	80,112
Argentine Central Bank Bills (Badlar) due 02-20-08	130,587	130,587		130,587	130,587
Argentine Central Bank Bills (Badlar) due 04-16-08	131,068	131,068		131,068	131,068
Argentine Central Bank Bills (Badlar) due 07-16-08	214,119	214,119		214,119	214,119
Argentine Central Bank Bills (Badlar) due 11-21-07	169,762	169,762		169,762	169,762
Argentine Central Bank Bills due 03-05-08	64,656	64,656		64,656	64,656
Argentine Central Bank Bills due 10-15-08	311,758	311,758		312,236	312,236
Argentine Central Bank Bills due 05-07-08	539,166	539,166		544,304	544,304
Argentine Central Bank Bills (Badlar) due 01-21-09	467,100	467,100		467,100	467,100
Argentine Central Bank Bills (Badlar) due 12-17-08	426,378	426,378		426,378	426,378
Argentine Central Bank Bills (Badlar+2,5%) due 03-11-09	203,683	203,683		203,683	203,683
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	98,976	98,976		98,976	98,976
Argentine Central Bank Bills Indexation by CER 3% due 07-25-07	93,871	93,871		93,871	93,871
Argentine Central Bank Bills (Badlar) due 04-18-07	93,082	93,082		93,082	93,082
Argentine Central Bank Bills Indexation by CER 3% due 01-23-08	20,416	20,416		20,416	20,416
Argentine Central Bank Bills (Badlar) due 11-28-07	17,806	17,806		17,806	17,806
Argentine Central Bank Bills (Badlar+2,5%) due 02-11-09	15,129	15,129		15,129	15,129
Other	36,682	36,682		87,545	87,545

Subtotal BCRA Notes in pesos		3,175,702	1,646,532	3,182,006	3,182,006

Subtotal instruments issued by the BCRA		3,178,949	1,702,817	3,185,253	3,185,253

TOTAL GOVERNMENT SECURITIES		4,201,415	2,958,311	4,155,726	4,155,726

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 03-31-2007	Book Balance as of 12-31-2006	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
In foreign currency
Pecon Corporate Bonds	14	14		14	14
Cablevision Corporate Bonds	11	11		11	11
Banco Rio Corporate Bonds	2	2		2	2
Telefonica de Argentina Corporate Bonds	101	101		101	101
Petrobrás Energía Corporate Bonds	61	61		61	61

Subtotal in foreign currency		189	30	189	189

Subtotal Other debt instruments		189	30	189	189

Other Equity instruments
In Foreing currency	1	1		1	1

Subtotal in foreign currency		1	—,—	1	1

Subtotal Equity instruments		1	—,—	1	1

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES		190	30	190	190

TOTAL GOVERNMENT AND PRIVATE SECURITIES		4,201,605	2,958,341	4,155,916	4,155,916

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-2007	12-31-2006
COMMERCIAL PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	83,373	62,808
Preferred collaterals and counter guaranty “B”	42,747	44,102
Without senior security or counter guaranty	6,444,799	7,180,456
In potential risk
Preferred collaterals and counter guaranty “B”	861	1,863
Without senior security or counter guaranty	14,268	26,585
Nonperforming
Without senior security or counter guaranty	4,804	5,297
With high risk of uncollectibility
Without senior security or counter guaranty	41,652	24,001
Uncollectible
Without senior security or counter guaranty	4,268	29,883

Total	6,636,772	7,374,995

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-2007	12-31-2006
CONSUMER AND HOUSING PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	8,812	10,005
Preferred collaterals and counter guaranty “B”	391,824	378,264
Without senior security or counter guaranty	1,775,068	1,622,564
Inadequate performance
Preferred collaterals and counter guaranty “B”	23	—,—
Without senior security or counter guaranty	6,068	6,597
	16,388	12,931
Deficient performance
Preferred collaterals and counter guaranty “B”	822	267
Without senior security or counter guaranty	9,732	7,560
Unlikely to be collected
Preferred collaterals and counter guaranty “B”	62	478
Without senior security or counter guaranty	1,026	5,930
Uncollectible
Preferred collaterals and counter guaranty “B”	2,267	2,431
Without senior security or counter guaranty	11,823	4,106
Uncollectible, classified as such under regulatory requirements
	25	38
Without senior security or counter guaranty	679	664

Total	2,224,619	2,051,835

General Total (1)	8,861,391	9,426,830

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2007		12-31-2006
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,001,394	33.87%	3,554,901	37.71%
50 next largest clients	1,890,809	21.34%	2,171,205	23.03%
100 following clients	766,199	8.65%	776,114	8.23%
Remaining clients	3,202,989	36.14%	2,924,610	31.03%

Total (1)	8,861,391	100.00%	9,426,830	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	90,583	—,—	—,—	175,979	—,—	1,241,560	1,508,122
Financial sector	—,—	59,741	43,707	79,521	106,974	91,165	53,690	434,798
Non financial private sector and residents abroad	25,164	2,620,158	1,135,538	1,063,763	486,217	602,516	985,115	6,918,471

TOTAL	25,164	2,770,482	1,179,245	1,143,284	769,170	693,681	2,280,365	8,861,391	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

							Information about the issuer
Concept	Shares				Amount		Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2007	12-31-2006	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	5,876	5,705	Stockholder	03.31.2007	6,390	6,187	180
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	149,018	141,886	Pensions fund manager	03.31.2007	140,739	278,237	7,427
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	87,800	86,024	Insurance company	03.31.2007	11,195	140,825	44,457
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	79,930	73,663	Insurance company	03.31.2007	37,551	72,167	12,729
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	9,000	14,183	13,550	Financial institution	03.31.2007	18,000	28,367	1,266
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	22,832	20,153	Trust Manager	03.31.2007	13,100	22,836	2,680

		Subtotal controlled				359,639	340,981

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	8,000	13,560	13,362	Financial Institution	03.31.2007	20,000	33,901	499
	Banelco S.A	Common	1$	1	2,457,749	6,281	5,911	Information Services	12.31.2006	23,599	54,525	13,385
	Other					3,559	3,438
	Foreign
	Other					780	773

		Subtotal noncontrolled				24,180	23,484

		Total in financial institutions, supplementary and authorized				383,819	364,465

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	23,210	21,613	Workers compensation	03.31.2007	77,684	184,115	23,374
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	6,188	5,940	Insurance	03.31.2007	10,651	50,637	3,093
	Other					33	33
											thousand of dollars
	Foreign
17415001	A.I.G. Latin American Fund					3,084	3,053	Investing	12.31.2003	36,048	18,272	(17,775)
	Other					39	37

		Subtotal non controlled				32,554	30,676

		Total in other companies				32,554	30,676

		Total investments in other companies				416,373	395,141

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE THREE MONTH PERIOD ENDED

ENDED MARCH 31, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Depreciation for the period		Net book value at 03-31-2007	Net book value at 12-31-2006
				Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	303,148	3,018	—,—	50	2,773	303,393	303,148
Furniture and Facilities	22,954	1,747	356	10	1,428	22,917	22,954
Machinery and Equipment	40,102	7,240	737	5	3,061	43,544	40,102
Automobiles	1,111	—,—	—,—	5	101	1,010	1,111

Total	367,315	12,005	1,093		7,363	370,864	367,315

OTHER ASSETS
Works of Art	983	—,—	—,—	—,—	—,—	983	983
Leased assets	6,771	—,—	—,—	50	34	6,737	6,771
Property taken as security for loans	6,283	—,—	614	50	26	5,643	6,283
Stationery and office supplies	2,380	1,214	1,143	—,—	—,—	2,451	2,380
Other	17,942	7	310	50	92	17,547	17,942

Total	34,359	1,221	2,067		152	33,361	34,359

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH PERIOD ENDED

ENDED MARCH 31, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period		Net book value at 03-31-2007	Net book value at 12-31-2006
			Years of useful life	Amount
Goodwill	18,829	—,—	10	1,657	17,172	18,829
Organization and Development expenses (1)	13,276	1,935	1 & 5	1,156	14,055	13,276
Organization and development non-deductible expenses	343,450	4,413	5	61,375	286,488	343,450

Total	375,555	6,348		64,188	317,715	375,555

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Number of clients	03-31-2007		12-31-2006
	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	983,187	7.27%	913,598	7.22%
50 next largest clients	1,163,429	8.60%	1,113,262	8.80%
100 following clients	851,909	6.30%	823,398	6.51%
Remaining clients	10,530,417	77.83%	9,798,632	77.47%

TOTAL	13,528,942	100.00%	12,648,890	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Terms remaining to maturity						Total
	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	10,504,919	1,802,469	791,399	411,461	18,378	316	13,528,942

Other liabilities from financial transactions
BCRA	1,868	—,—	—,—	—,—	—,—	—,—	1,868
Banks and International Institutions	66,707	37,234	80,792	11,017	—,—	—,—	195,750
Financing received from Argentine financial institutions	89,196	—,—	—,—	—,—	—,—	—,—	89,196
Other	418,482	—,—	—,—	—,—	—,—	—,—	418,482

Total	576,253	37,234	80,792	11,017	—,—	—,—	705,296

TOTAL	11,081,172	1,839,703	872,191	422,478	18,378	316	14,234,238

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIOD

ENDED MARCH 31, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description				Decreases		Book value
	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	03-31-2007	12-31-2006
DEDUCTED FROM ASSETS
Government securities
– For impairment value	15,139	—,—	(5)	—,—	—,—	15,139	15,139
Loans
– Allowance for doubtful loans	165,842	9,413	(1)	—,—	5,499	169,756	165,842
Other receivables from financial transactions
– Allowance for doubtful receivables	996	216	(1)	—,—	—,—	1,212	996
Assets subject to financial leasing
– Allowance for doubtful receivables	3,369	192	(1)	—,—	—,—	3,561	3,369
Investments in other companies
– For impairment value (3)	3,053	31		—,—	—,—	3,084	3,053
Other receivables
– Allowance for doubtful receivables (2)	361,062	20,165		295,976	304	84,947	361,062

Total	549,461	30,017		295,976	5,803	277,699	549,461

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	430	—,—		—,—	—,—	430	430
– Other contingencies	392,048	119,829	(4)	3,762	65,567	442,548	392,048

Total	392,478	119,829		3,762	65,567	442,978	392,478

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).

(2)	Includes mainly the allowance on deferred tax assets and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)

(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of March 31, 2007.

(4)	Recorded to cover possible contingencies that were not considered in other accounts (discount bonds in pesos, court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits)

(notes 2.3.b); 2.3.m) and 2.3.q)).

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.

(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Loans	241
– Other receivables from financial transactions	9
– Assets subject to financial leasing	1
– Investments in other companies	31
– Other receivables	57

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—,—	55	471,361
					(1)	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.

(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

Accounts	03-31-2007						12-31-2006
	Total of fiscal year	Total of fiscal year (per type of currency)					Total of fiscal year
		Euro	US Dollars	Pounds Sterling	Yen	Other
ASSETS
Cash and due from banks	829,484	51,951	773,874	884	11	2,764	950,172
Government and private securities	1,810	—,—	1,809	—,—	—,—	1	111,970
Loans	1,488,845	7,973	1,480,872	—,—	—,—	—,—	1,478,634
Other receivables from financial transactions	140,111	7,897	132,161	—,—	53	—,—	85,796
Assets subject to financial leasing	70	—,—	70	—,—	—,—	—,—	70
Investments in other companies	3,903	—,—	3,903	—,—	—,—	—,—	3,863
Other receivables	17,459	646	16,813	—,—	—,—	—,—	20,086
Suspense items	161	—,—	161	—,—	—,—	—,—	103

TOTAL	2,481,843	68,467	2,409,663	884	64	2,765	2,650,694

LIABILITIES
Deposits	1,917,267	35,811	1,881,456	—,—	—,—	—,—	1,817,513
Other liabilities from financial transactions	522,123	26,689	493,982	478	37	937	783,896
Other liabilities	3,856	2,293	1,563	—,—	—,—	—,—	3,275
Suspense items	7	—,—	7	—,—	—,—	—,—	66

TOTAL	2,443,253	64,793	2,377,008	478	37	937	2,604,750

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	244,246	—,—	244,246	—,—	—,—	—,—	223,150
Control	4,620,533	8,960	4,609,719	—,—	1,061	793	4,563,502
Trustee activities	26	—,—	26	—,—	—,—	—,—	25

TOTAL	4,864,805	8,960	4,853,991	—,—	1,061	793	4,786,677

Credit accounts (except contra credit accounts)
Contingent	204,698	—,—	204,698	—,—	—,—	—,—	185,509
Control	32,714	—,—	32,714	—,—	—,—	—,—	32,858

TOTAL	237,412	—,—	237,412	—,—	—,—	—,—	218,367

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

Concept	Status								Total
	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2007	12-31-2006
Loans	282,044	—,—	—,—	—,—	—,—	—,—	—,—	—,—	282,044	255,967
– Overdraft	488	—,—	—,—	—,—	—,—	—,—	—,—	—,—	488	11
Without senior security or counter guaranty	488	—,—	—,—	—,—	—,—	—,—	—,—	—,—	488	11
– Discounted Instruments	3,770	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,770	16,249
Without senior security or counter guaranty	3,770	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,770	16,249
– Real Estate Mortgage and Collateral Loans	361	—,—	—,—	—,—	—,—	—,—	—,—	—,—	361	374
Other collaterals and counter guaranty “B”	361	—,—	—,—	—,—	—,—	—,—	—,—	—,—	361	374
– Consumer	39	—,—	—,—	—,—	—,—	—,—	—,—	—,—	39	44
Without senior security or counter guaranty	39	—,—	—,—	—,—	—,—	—,—	—,—	—,—	39	44
– Credit Cards	343	—,—	—,—	—,—	—,—	—,—	—,—	—,—	343	394
Without senior security or counter guaranty	343	—,—	—,—	—,—	—,—	—,—	—,—	—,—	343	394
– Other	277,043	—,—	—,—	—,—	—,—	—,—	—,—	—,—	277,043	238,895
Without senior security or counter guaranty	277,043	—,—	—,—	—,—	—,—	—,—	—,—	—,—	277,043	238,895
2. Other receivables from financial transactions	1,481	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,481	1,157
3. Contingent commitments	58,433	—,—	—,—	—,—	—,—	—,—	—,—	—,—	58,433	33,813
4. Investments in other companies and private securities	123,611	—,—	—,—	—,—	—,—	—,—	—,—	—,—	123,611	120,358

Total	465,569	—,—	—,—	—,—	—,—	—,—	—,—	—,—	465,569	411,295

Total Allowances	2,780	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,780	2,566

EXHIBIT O

FINANCIAL DERIVATIVES

AS OF MARCH 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Amount
Swaps	Interest rate Hedging		Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	72,000
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	751,218
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	699,870

TOTAL					1,523,088

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-07	12-31-06
ASSETS
A. CASH AND DUE FROM BANKS
Cash	570,828	559,817
Due from banks and correspondents	1,907,057	1,998,667

	2,477,885	2,558,484

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a)
Holdings in investment accounts	208,092	515,296
Holdings for trading or financial transactions	270,788	303,823
Unlisted Government Securities	881,575	843,797
Instruments issued by the BCRA	4,091,927	2,520,906
Investments in listed private securities	234,747	203,396
Less: Allowances	15,186	15,186

	5,671,943	4,372,032

C. LOANS
To government sector (Exhibit 1)	2,300,731	2,887,276
To financial sector (Exhibit 1)	447,525	436,126
To non financial private sector and residents abroad (Exhibit 1)	6,385,238	6,377,968

Overdraft	1,194,297	1,469,368
Discounted instruments	832,855	793,195
Real estate mortgage	513,405	460,559
Collateral Loans	111,974	98,381
Consumer	789,168	689,019
Credit cards	553,122	526,416
Other (Note 7.b)	2,330,147	2,282,243
Interest and listed-price differences accrued and pending collection	66,315	64,330
Less: Interest documented together with main obligation	6,045	5,543
Less: Difference arising from purchase of portfolio	91	90
Less: Allowances	171,231	167,097

	8,962,172	9,534,183

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	433,235	423,032
Amounts receivable for spot and forward sales to be settled	115,037	45,535
Instruments to be received for spot and forward purchases to be settled	111,796	334,324
Unlisted corporate bonds (Exhibit 1)	59,540	58,684
Non-deliverable forward transactions balances to be settled	417	1,052
Other receivables not covered by debtor classification regulations	19,188	18,066
Other receivables covered by debtor classification regulations (Exhibit 1)	33,991	30,894
Interest accrued and pending collection not covered by debtor classification regulations	11,384	6,973
Less: Allowances	1,269	1,028

	783,319	917,532

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	255,886	238,672
Less: Allowances	3,667	3,484

	252,219	235,188

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	14,340	14,135
Other (Note 7.c)	45,610	43,356
Less: Allowances	3,084	3,053

	56,866	54,438

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	108	129
Tax on minimum presumed income – Tax Credit	118,746	118,746
Other (Note 7.d)	284,006	525,209
Other accrued interest receivable	1	1
Less: Allowances	84,947	361,062

	317,914	283,023

H. PREMISES AND EQUIPMENT	402,432	397,896

I. OTHER ASSETS	35,012	35,211

J. INTANGIBLE ASSETS
Goodwill	17,172	18,831
Organization and development expenses	331,325	388,632

	348,497	407,463

K. SUSPENSE ITEMS	2,073	12,980

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.e)	20,908	26,199

TOTAL ASSETS	19,331,240	18,834,629

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-07	12-31-06
LIABILITIES
M. DEPOSITS
Government sector	75,496	73,150
Financial sector	157,835	156,412
Non financial private sector and residents abroad	13,167,543	12,276,194

Checking accounts	2,438,839	2,206,362
Savings deposits	3,570,939	3,415,210
Time deposits	6,531,319	5,948,768
Investments accounts	14,631	144,286
Other	490,833	452,479
Interest and listed-price differences accrued payable	120,982	109,089

	13,400,874	12,505,756

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	1,868	1,761

Other	1,868	1,761
Banks and International Institutions	193,631	178,943
Non-subordinated corporate bonds	—,—	248,638
Amounts payable for spot and forward purchases to be settled	60,916	303,368
Instruments to be delivered for spot and forward sales to be settled	156,543	34,264
Non-deliverable forward transactions balances to be settled	239	206
Financing received from Argentine financial institutions	110,752	235,868
Other (Note 7.f)	422,302	474,523
Interest and listed–price differences accrued payable	2,149	6,436

	948,400	1,484,007

O. OTHER LIABILITIES
Fees payable	186	156
Other (Note 7.g)	264,096	339,973

	264,282	340,129

P. ALLOWANCES	546,247	493,848

Q. SUSPENSE ITEMS	3,760	3,957

R. SUBSIDIARIES’ OTHER LIABILITIES (Note 7.h)	1,917,378	1,835,871

TOTAL LIABILITIES	17,080,941	16,663,568

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5)	227,275	216,477

STOCKHOLDERS’ EQUITY	2,023,024	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	19,331,240	18,834,629

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-07	12-31-06
DEBIT ACCOUNTS
Contingent
– Guarantees received	3,001,366	3,550,553
– Contra contingent debit accounts	374,021	345,094

	3,375,387	3,895,647

Control
– Receivables classified as irrecoverable	313,685	332,529
– Other (Note 7.i)	31,810,213	29,566,991
– Contra control debit accounts	306,973	293,061

	32,430,871	30,192,581

Derivatives
– “Notional” amount of non-deliverable forward transactions	731,535	387,777
– Interest rate SWAP	72,000	30,000
– Contra debit derivatives accounts	719,553	283,243

	1,523,088	701,020

For trustee activities
– Funds in trust	20,548	32,716

	20,548	32,716

TOTAL	37,349,894	34,821,964

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	19,449	13,695
– Guarantees provided to the BCRA	53,456	52,743
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	180,066	169,825
– Other guaranties given non covered by debtor classification regulations	8,337	8,254
– Other covered by debtor classification regulations (Exhibit 1)	112,713	100,577
– Contra contingent credit accounts	3,001,366	3,550,553

	3,375,387	3,895,647

Control
– Items to be credited	247,196	228,192
– Other	59,777	64,869
– Contra control credit accounts	32,123,898	29,899,520

	32,430,871	30,192,581

Derivatives
– “Notional” amount of non-deliverable forward transactions	719,553	283,243
– Contra debit derivatives accounts	803,535	417,777

	1,523,088	701,020

For trustee activities
– Contra credit accounts for trustee activities	20,548	32,716

	20,548	32,716

TOTAL	37,349,894	34,821,964

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-07	03-31-06
A. FINANCIAL INCOME
Interest on cash and due from banks	4,739	7,106
Interest on loans to the financial sector	38,098	15,995
Interest on overdraft	32,241	17,881
Interest on discounted instruments	18,400	9,697
Interest on real estate mortgage	13,182	10,587
Interest on collateral loans	2,512	1,405
Interest on credit card loans	11,635	6,374
Interest on other loans	65,111	46,920
Interest from other receivables from financial transactions	5,694	4,683
Income from secured loans - Decree 1387/01	91,620	102,511
Net income from government and private securities	135,644	126,036
Indexation by CER	76,078	130,586
Other	48,213	29,125

	543,167	508,906

B. FINANCIAL EXPENSE
Interest on checking accounts	6,746	7,751
Interest on savings deposits	1,435	1,103
Interest on time deposits	102,439	55,779
Interest on financing to the financial sector	576	123
Interest from other liabilities from financial transactions	7,948	9,282
Other interest	3,967	4,785
Indexation by CER	20,211	46,999
Other	14,506	10,589

	157,828	136,411

GROSS INTERMEDIATION MARGIN – GAIN	385,339	372,495

C. ALLOWANCES FOR LOAN LOSSES	9,626	18,174

D. SERVICE CHARGE INCOME
Related to lending transactions	34,705	24,471
Related to liability transactions	73,499	54,095
Other commissions	134,275	102,423
Other	36,619	31,964

	279,098	212,953

E. SERVICE CHARGE EXPENSE
Commissions	23,307	17,429
Other (Note 7.j)	9,808	7,050

	33,115	24,479

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-07	03-31-06
F. ADMINISTRATIVE EXPENSES
Payroll expenses	133,672	114,504
Fees to Bank Directors and Statutory Auditors	102	72
Other professional fees	7,250	6,018
Advertising and publicity	11,437	11,305
Taxes	13,563	12,099
Other operating expenses (Note 7.k)	49,432	46,351
Other	26,267	22,305

	241,723	212,654

NET GAIN FROM FINANCIAL TRANSACTIONS	379,973	330,141

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(10,798)	(5,450)

G. OTHER INCOME
Income from long-term investments	2,431	1,443
Punitive interests	187	737
Loans recovered and reversals of allowances	315,501	12,943
Other (Note 7.l)	87,273	98,829

	405,392	113,952

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	6	12
Charge for uncollectibility of other receivables and other allowances	140,272	178,556
Amortization of difference arising from judicial resolutions	61,375	56,097
Other (Note 7.m)	488,585	154,311

	690,238	388,976

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	84,329	49,667

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	15,889	9,125

NET INCOME FOR THE PERIOD	68,440	40,542

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 AND 2005

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-07	03-31-06
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	2,558,484	1,611,506
(Decrease) / Increase in cash and due from banks	(80,599)	680,596

Cash and due from banks at end of the period	2,477,885	2,292,102

REASONS OF CHANGES IN CASH
Financial income collected	477,718	692,430
Service charge income collected	279,696	212,775
Less:
Financial expense paid	135,467	92,094
Services charge expense paid	33,115	24,479
Operating expenses paid	277,915	230,065

FUNDS PROVIDED BY ORDINARY OPERATIONS	310,917	558,567

OTHER SOURCES OF FUNDS
Net increase in other liabilities from financial transactions (*)
Net increase in deposits (*)	882,514	580,765
Net increase in other liabilities (*)	258,026	42,244
Net decrease in loans (**)	466,620	—,—
Net decrease in other receivables from financial transactions (**)	6,159	27,304
Other sources of funds (**)	102,972	50,108

TOTAL OF SOURCES OF FUNDS	1,716,291	702,421

USE OF FUNDS
Net increase in government and private securities (**)	1,164,267	206,569
Net increase in loans (**)	—,—	180,754
Net increase in other assets (**)	78,792	21,124
Net decrease in other liabilities from financial transactions (*)	378,296	21,528
Other uses of funds (*)	486,452	150,417

TOTAL USES OF FUNDS	2,107,807	580,392

(DECREASE) / INCREASE IN FUNDS	(80,599)	680,596

(*) Includes variations originated in financing activities	275,792	453,064
(**) Includes variations originated in investment activities	(667,308)	(331,035)

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2007 PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2006, AND THE STATEMENTS OF INCOME,

CHANGES IN STOCKHOLDERS’ EQUITY AND CASH FLOWS AS OF MARCH 31, 2006 (ART.

33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of March 31, 2007 and at the end of previous year and the statements of income and cash flow for the three month period ended March 31, 2007 and 2006, as per the following detail:

•	As of March 31, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the three month periods ended March 31, 2007 and 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the nine month periods ended March 31, 2007 and 2006.

•	As of December 31, 2006:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A, Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2006.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three-month period ended on March 31, 2007 and 2006.

Interests in subsidiaries as of March 31, 2007 and at the end of the prior fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	12/31/06
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of March 31, 2007 and the end of the previous fiscal year and net income balances as of March 31, 2007 and 2006, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	03/31/06
Francés Valores Soc. de Bolsa S.A.	7,438	7,454	1,251	1,447	6.187	6,007	180	68
Atuel Fideicomisos S.A. and its subsidiary	30,765	26,545	7,929	6,388	22,836	20,157	2,680	1,088
Consolidar A.F.J.P. S.A.	369,842	373,844	93,320	110,557	276,522	263,287	13,235	6,064
Consolidar Cía. de Seguros de Vida S.A.	308,882	314,706	175,769	184,289	133,113	130,417	2,696	3,214
Consolidar Cía. de Seguros de Retiro S.A.	1,992,463	1,890,025	1,872,574	1,779,536	119,889	110,489	9,400	3,824
PSA Finance Argentina Cía Financiera S.A.	127,868	109,461	99,501	82,360	28,367	27,101	1,266	517
Credilogros Cía. Financiera S.A. (*)	—,—	—,—	—,—	—,—	—,—	—,—	—,—	83

(*)	A company sold on July 11, 2006

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.'s Superintendence.

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 792,218 and 768,514 as of March 31, 2007 and the end of the previous fiscal year, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 24,985 and 25,947 at March 31, 2007 and the end of the previous fiscal year corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Buenos Aires City, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR GROUP

a)	Consolidar AFJP manages a pension fund that as of March 31, 2007 and as of the end of the prior fiscal year amounted to 17,273 million and 16,673 million respectively.

b)	On February 1, 2007, the Argentine Executive Branch sent to the Argentine Congress a legislative bill to introduce a partial reform in the Argentine social security system, regulated by Law No. 24,241. On March 7, 2007 the Argentine Congress promulgated the Law No. 26,222, supplemented with Decree No. 313/07 that regulates certain aspects of the reform mentioned, including the following i) the possibility for the affiliates currently covered by the individually funded scheme to choose to adhere to the pay-as-you-go scheme managed by the Argentine State. This option will be available from April 12, 2007 to December 31, 2007 and will be effective from January 1, 2008. The above mentioned option will be able to be exercised every 5 years; ii) workers who within 90 days from the commencement of their labour relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State, effective from April 1, 2007; iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed Ps.20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. In case of not choosing for last this one, the individually funded account must be transfer to the pay-as-you-go system within 90 days from April 12, 2007 or from the date when the people including in this items reach the mentioned age; iv) a limitation upon the fees charged by the Pension Fund Managers (AFJP) for managing their affiliates’ contributions to 1% of the basis on which they were calculated. Nevertheless until December 31, 2007 the AFJP will be able to add the cost of the assurance for invalid and death; v) an increase in the maximum amount used to calculate social security contributions from Ps.4,800 to Ps.6,000; vi) the establishment of a fund made up by mutual contributions with the resources held by the retirement and pension fund in order to ensure full financing of any temporary retirement benefits in the event of disability and supplementary and re-composition capitals corresponding to the capitalization regime, from January 1, 2008; vii) an amount ranging from 5% to 20% of the assets held in the retirement and pension funds are to be invested in short- and long-term production or infrastructure projects; and viii) to unify in 11% the personal contribution of the workers in relation of dependence from January 1, 2008, and for those that join to the system from May 28, 2007, anyone was the regime for the one that they choose.

However, to the date of the present financial statements the National Government has not issued the totality of the respective regulatory aspects and therefore at this date it is not possible to quantify the effects of the changes. The Company's Board of Directors is analyzing the effects of the above-mentioned legal changes and making adjustments to Consolidar AFJP SA's operations to accommodate them with the new legal framework.

Likewise, provided that the mentioned reform has a significant effect on the social security system and it will involve a material change in the business of Consolidar Cía. de Seguros de Vida S.A., the Company's Board of Directors is analyzing the action plan to be followed and estimates that its execution would have no significant negative equity impact on the Bank.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•

Fideicomiso Banco Francés: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 10.1. of BF).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-07	12-31-06
Consolidar Administradora de Fondos de Jubilacionesy Pensiones S.A.	127,504	121,401
Consolidar Cía. de Seguros de Vida S.A.	45,313	44,393
Consolidar Cía. de Seguros de Retiro S.A.	39,959	36,826
Francés Valores Sociedad de Bolsa S.A.	311	302
Atuel Fideicomisos S.A.	4	4
PSA Finance Argentina Cía Financiera S.A.	14,184	13,551

	227,275	216,477

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,240. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	03-31-07	12-31-06
a) GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts
Federal Government Bonds (LIBOR 2012) - Compensation	—,—	108,622
Discount Bonds in pesos	208,092	406,674

Total	208,092	515,296

Holdings for trading or financial transactions
Federal Government Bonds 2008 (BODEN 2008)	76	8,748
Federal Government Bonds LIBOR 2012	44,189	24,018
Buenos Aires City Bond	3,237	6,648
Federal Government Bocon PRO 12	30,117	544
Federal Government Bonds LIBOR 2014	1,583	22,094
Discount Bonds in pesos	55,985	85,947
Peso-denominated GDP-related securities	17,732	20,476
Cuasipar Bonds in pesos	6,695	8,104
Secured Bonds due in 2018	91,068	93,602
Federal Government Bocon PRE8	7,748	15,910
Federal Government Bonds in US dollar 7% due in 2011	9,165	9,807
Other	3,193	7,925

Total	270,788	303,823

	03-31-07	12-31-06
Unlisted government securities
Secured Bonds due in 2020	881,569	843,792
Tax credit certificates due in 2003/2006	6	5

Total	881,575	843,797

Instruments issued by the BCRA
BCRA Bills (LEBAC)	22,571	75,139
BCRA Notes (NOBAC)	4,069,356	2,445,767

Total	4,091,927	2,520,906

Investments in listed private securities
ON Edesur S.A.	11,182	16,755
ON Telefónica de Argentina S.A.	2,267	9,405
ON Telecom Personal	9,790	9,605
ON Camuzzi Gas Pampeana	10,060	10,057
ON Rombo Compañía Financiera S.A.	6,782	6,906
ON Grupo Concesionario del Oeste	10,130	10,095
ON Banco Macro	2,795	3,718
ON Petrobrás Energía S.A.	4,156	2,658
Fideicomiso Tarjeta Naranja	3,934	3,797
Acindar S.A.	2,988	3,487
Telecom	4,478	4,280
Grupo Financiero Galicia S.A.	17,810	5,874
Goal Capital Plus (Renta Fija a corto plazo)	7,415	—,—
SMAD Schroder Corto Plazo	11,601	3,004
Fideicomiso Financiero Galtrust 1	10,926	10,941
Fideicomiso Financiero Milennium Trust	5,414	5,281
Petrobras Energía S.A.	3,129	6,616
FBA Bonos Argentinos FCI	6,278	6,608
FBA Ahorro P esos FCI	25,407	7,592
BCDB Optimun CDB Pesos – Clase B	4,511	189
Fideicomiso de Gas	32,129	30,391
1784 Inversión Pesos FCI	5,005	3,906
Pionero Pesos FCI	506	4,068
Otros	36,054	38,163

Total	234,747	203,396

Allowances	(15,186)	(15,186)

Total	5,671,943	4,372,032

b) LOANS – Other
Loans granted to pre-finance and finance exports	1,222,185	1,109,307
Fixed-rate financial loans	1,003,089	926,097
Other	104,873	246,839

Total	2,330,147	2,282,243

	03-31-07	12-31-06
c) INVESTMENTS IN OTHER COMPANIES – Others
In other non-controlled companies- unlisted	29,431	27,586
In non-controlled companies-supplementary activities	13,056	12,860
Other – unlisted	3,123	3,090

Total	45,610	43,356

d) OTHER RECEIVABLES – Others
Prepayments	39,636	22,602
Loans to personnel	121	201
Guarantee deposits	30,744	27,059
Miscellaneous receivables	62,983	64,193
Tax prepayments	107,874	372,364
Other	42,648	38,790

Total	284,006	525,209

e) OTHER SUBSIDIARIES’ ASSETS
Premium receivables from insurance companies	20,459	25,749
Others related to insurance business	449	450

Total	20,908	26,199

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other
Correspondents – our account	5.761	23,746
Collections and other operations for the account of third parties	17.702	29,815
Other withholdings and collections at source	62.689	57,461
Accounts payable for consumption	91.191	108,636
Money orders payable	196.151	203,635
Other	48.808	51,230

Total	422.302	474,523

g) OTHER LIABILITIES – Other
Accrued salaries and payroll taxes	100,023	150,102
Accrued taxes	85,660	119,964
Miscellaneous payables	73,834	65,532
Other	4,579	4,375

Total	264,096	339,973

	03-31-07	12-31-06
h) SUBSIDIARIES’ OTHER LIABILITIES
Insurance companies, claims in adjustment process	94,393	98,077
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	121,805	108,585
Insurance companies, mathematical reserve	1,642,825	1,574,374
Insurance companies, reinsurer´s reserve	(324)	(301)
Difference arising from secured loans accrued valuation Consolidar	(24,985)	(25,947)
Benefit pending of integration – Resolution No. 29,796 Consolidar Cía de Seguros de Retiro S.A.	(193)	(607)
Others related to insurance business	83,857	81,717

Total	1,917,378	1,835,871

i) MEMORANDUM ACCOUNTS – DBIT – CONTROL – Others
Items in safekeeping	30,561,918	28,347,494
Collections items	488,434	512,838
Checks drawn on the Bank pending clearing	213,799	157,409
Checks not yet credited	517,093	521,952
Other	28,969	27,298

Total	31,810,213	29,566,991

	03-31-07	03-31-06
j) SERVICE CHARGE EXPENSE - Others
Turn-over tax	7,323	6,038
Other	2,485	1,012

Total	9,808	7,050

k) ADMINISTRATIVE EXPENSES – Other operating expenses
Rent	11,960	11,159
Depreciations of premises and equipment	8,878	7,886
Amortizations of organization and development expenses	5,009	6,124
Maintenance, conservation and repair expenses	8,339	7,328
Electric power and communications	6,102	5,848
Security services	5,388	4,895
Other	3,756	3,111

Total	49,432	46,351

	03-31-07	03-31-06
l) OTHER INCOME - Others
Premiums – Insurance companies	59,787	37,069
Deferred income tax (1)	20,000	58,000
Others	7,486	3,760

Total	87,273	98,829

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense.

m) OTHER EXPENSE – Others
Insurance companies, mathematical reserve	84,234	54,029
Life Annuities – Consolidar Cía. De Seguros de Retiro	28,360	23,440
Tax on bank credits and debits	7,512	5,721
Deferred tax expenses	293,000	—,—
Losses arising from transactions with fixed assets and miscellaneous	5,525	3,814
Claims paid – Insurance companies	53,259	56,769
Others	16,695	10,538

Total	488,585	154,311

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-07	12-31-06
COMMERCIAL PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	83,373	62,808
Other collaterals and counter guaranty “B”	43,198	44,596
Without senior security or counter guaranty	7,251,891	7,958,470
In potential risk
Other collaterals and counter guaranty “B”	861	1,863
Without senior security or counter guaranty	14,268	26,585
Nonperforming
Without senior security or counter guaranty	4,804	5,297
With high risk of uncollectibility
Without senior security or counter guaranty	41,652	24,001
Uncollectible
Without senior security or counter guaranty	4,268	29,883

Total	7,444,315	8,153,503

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-07	12-31-06
CONSUMER AND HOUSING PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	8,812	10,005
Other collaterals and counter guaranty “B”	498,017	470,116
Without senior security or counter guaranty	1,793,029	1,637,418
Inadequate performance
Preferred collaterals and counter guaranty “A”	23	—,—
Other collaterals and counter guaranty “B”	7,118	7,629
Without senior security or counter guaranty	16,607	13,083
Deficient performance
Other collaterals and counter guaranty “B”	1,169	527
Without senior security or counter guaranty	9,744	7,576
Unlikely to be collected
Other collaterals and counter guaranty “B”	351	625
Without senior security or counter guaranty	1,072	5,959
Uncollectible
Other collaterals and counter guaranty “B”	2,307	2,463
Without senior security or counter guaranty	11,829	4,115
Uncollectible, classified as such under regulatory requirements
Other collaterals and counter guaranty “B”	175	163
Without senior security or counter guaranty	679	664

Total	2,350,932	2,160,343

General Total (1)	9,795,247	10,313,846

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of March 31, 2007 and the statement of income, statement of changes in stockholders´ equity and cash flow statement for the three-month period then ended, with their notes 1 to 16 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2007 and the consolidated statement of income and the consolidated cash flow statement for the three-month period then ended, with their notes 1 to 7 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information are presented for comparative purposes with the balance sheet and supplemental information for the year ended December 31, 2006.

The statement of income, statement of changes in stockholders’ equity and cash flow statement referred to above (both the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the three-month period ended March 31, 2006.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with accounting principles generally accepted in Argentina, and those established by the Argentine Central Bank (“B.C.R.A.”). Our responsibility is to make a representation on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina as adopted by the Professional Council in Economic Sciences of Buenos Aires for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the BCRA. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of March 31, 2007, on the results of its operations, the changes in its stockholders’ equity and its cash flow for the three-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2006 and those for the three-month period ended March 31, 2006, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2006 was issued on February 15, 2007 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand- alone financial statements and in note 2 to the consolidated financial statements.

b)	we have performed a limited review the financial statements for the three-month period ended March 31, 2006, on which we have issued our limited review report on May 9, 2006, which we refer to, including an observation related to certain departures from professional accounting standards currently in force in Argentina.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina . The effects of the differences between the accounting standards of B.C.R.A and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 10, 2007.

CARLOS B. SRULEVICH Partner Contador Público (Universidad de Buenos Aires) C.P.C.E.C.A.B.A. - T° 139 - F° 192

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 18, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer